

Mail Stop 4720

June 7, 2010

Mark A. Turner
President and Chief Executive Officer
WSFS Financial Corporation
500 Delaware Avenue,
Wilmington, Delaware 19801

Re: **WSFS Financial Corporation**
         Form 10-K
         Filed March 16, 2010
         File No. 001-16668

Dear Mr. Turner:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2009

Nonperforming Assets, page 48

1. We note that your impaired loans have increased from $31.3M as of December 31, 2008 to $73.2M and $71.4M as of December 31, 2009 and March 31, 2010, respectively. We also note that your nonaccruing construction loans have increased from $16.6M as of December 31, 2008 to $44.7M as of December 31, 2009. Due to the significant increase in impaired and nonaccruing construction loans please tell us

in further detail the procedures you perform to monitor these loans between the receipt of an original appraisal and the updated appraisal. Additionally, please provide us with a detail of your five largest impaired collateral dependent construction loans as of March 31, 2010, which includes discussion of the following:

- when the loan was originated;
- the allowance for loan losses associated with the loan, as applicable;
- when the loan became impaired;
- the underlying collateral supporting the loan;
- the last appraisal obtained for the loan, as applicable; and
- any other pertinent information deemed necessary to understand your review of the loan and related accounting subsequent to the receipt of your last appraisal and through the date of your response.

Allowance for Loan Losses, page 49

2. We note that in both your summary of allowance for loan losses table and the allocation of the allowance for loan losses table, you include within commercial real estate, both commercial mortgage and construction loans. In future filings beginning with your Form 10-Q for the period ended June 30, 2010, please further disaggregate your commercial real estate portfolio into both commercial mortgage and construction loans for these tables and revise the other relevant sections of your Management's Discussion and Analysis accordingly. Please also provide us these two revised tables as of both March 31, 2009 and December 31, 2009.

Item 13. Certain Relationships and Related Transactions, page 113

3. We note your incorporation by reference of the required disclosure from your proxy statement. However, we do not see the disclosure in your proxy statement. Please advise. We do note the disclosure in note 16 to your financial statements. We further note that this disclosure is not in the form required by Item 404(a) of Regulation S-K regarding loans to insiders *being on the same terms as those with unrelated persons.* Please undertake to provided the required disclosure in future filings.

Schedule 14A Proxy Materials

Executive Compensation, page 31

4. We note the statement that the compensation committee concluded that your compensation program "does not motivate imprudent risk taking." Please advise us of the basis for your conclusion and describe the process you undertook to reach that conclusion.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact John Spitz at 202-551-3484 or John P. Nolan at 202-551-3492 with any questions on the financial and accounting comments. Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief
Financial Services Group